March 29, 2021

Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: EntrepreneurShares Series Trust; File Nos. 333-168040, 811-22436

Dear Ms. Rossotto:

On January 22, 2021, EntrepreneurShares Series Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of ERShares Entrepreneurs ETF and ERShares NextGen Entrepreneurs ETF (each a “Fund” and collectively, the “Funds”).

The Trust has revised the disclosure in the Funds’ prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on March 9, 2021. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. The comments apply to both Funds unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

General

1.	Comment: Please explain the difference between the two Funds and indicate how this difference is disclosed within the strategy and risk sections.

Response: The ERShares Entrepreneurs ETF utilizes a principal investment strategy focused on equity investments in mid- and large-cap companies traded on major U.S. exchanges. The ERShares NextGen Entrepreneurs ETF utilizes a principal investment strategy focused on equity investments in companies domiciled or headquartered outside of the U.S., while also primarily investing in small- and mid-cap companies.

The Registrant notes that the second paragraph of each Fund’s principal investment strategy conveys the differences for each Fund from a strategy prospective. That disclosure reads in part:

ERShares Entrepreneurs ETF – “The Fund invests primarily in equity securities of mid and large capitalization (above $2.5 billion at the time of purchase) companies traded on the NASDAQ, the New York Stock Exchange or other major U.S. exchanges.”

ERShares NextGen Entrepreneurs ETF – “Under normal market conditions, the Fund invests primarily in companies domiciled or headquartered outside of the U.S., or whose primary business activities or principal trading markets are located outside of the U.S. The Fund invests primarily in equity securities of small- and mid-capitalization ($500 million to $10 billion) companies traded on major global exchanges.”

Principal Investment Strategies

2.	Comment: Each Fund states that it “invests primarily in companies that meet the highest conviction threshold of the advisor’s proprietary Entrepreneur Factor (“EF”) model.” Additionally, the Funds later refer to “entrepreneur characteristics.” Please explain if these entrepreneur characteristics are considered when determining a company’s EF. If not, please explain what is considered when determining a company’s EF.

Response: The Registrant has revised disclosures to clarify conviction threshold as follows (italics added to indicate revised disclosure):

The Fund is an actively managed exchange-traded fund (“ETF”) that invests primarily in companies that meet the highest conviction threshold (top quartile) of the advisor’s proprietary Entrepreneur Factor (“EF”) model.

The Registrant has revised disclosures to clarify entrepreneur characteristics as follows (italics added to indicate revised disclosure):

In the process of evaluating over 55,000 global public companies for entrepreneurial characteristics through the EF model, the advisor seeks to exploit state-of-the-art machine learning (AI) techniques to develop a more sophisticated assessment of targeted investments.

3.	Comment: Please explain the difference between a “stakeholder” and a “shareholder.” If the terms are being used interchangeably, please revise so that shareholder is used exclusively in the Registration Statement.

Response: The Registrant has revised disclosures to clarify stakeholder as follows (italics added to indicate revised disclosure):

The advisor believes that companies that meet the EF model are led by dynamic leaders who engage innovation and implement solutions that create value for shareholders and other stakeholders.

4.	Comment: Supplementally, please explain how the advisor developed and validated its artificial intelligence (“AI”) model. In the explanation, please include the data quality and robustness of the relationship predicted by the model over time, the experience of the personnel that developed the model, when the model was developed, and how long the model has been used for investments. Please also consider enhancing the model risk disclosure.

Response: The model was initially developed in 2000 by Dr. Joel M. Shulman Ph.D., CFA, who is also the portfolio manager of the Funds. The model was subsequently refined in 2005. In general, the model was developed based upon widely accepted statistical and econometric modeling techniques that include in-sample and out-of-sample validation. Additionally, data inputs are sourced from Bloomberg LP, its related entities and other data vendors that the Registrant and advisor believe to be highly reliable. The model has been used since 2005 to manage investments and used since 2017 for the ERShares Entrepreneurs ETF and since 2018 for the ERShares NextGen Entrepreneurs ETF. To attempt to assure the model remains current, it is data-refreshed on a monthly basis and refined to assure a minimum correlation threshold of .90 is met for relevant factor inputs. Furthermore, the predictive validity of the model is revisited monthly.

The Registrant has amended Management Risk disclosure to include “Changing or unforeseen market dynamics could decrease the short-term or long-term effectiveness of the EF model.”

5.	Comment: Supplementally, please explain how the Funds’ use of AI fits within the advisor’s bottom-up investment analysis.

Response: The Registrant notes that current disclosures outline the interaction between the AI modeling and the advisor’s bottom-up investment analysis wherein the bottom-up analysis is conducted once a potential issuer passes the AI screens.

6.	Comment: In the first paragraph of this section, please clarify what is meant by “geographic orientation” and “thematic research” and revise in plain English.

Response: Upon review of the disclosure, the Registrant believes that geographic orientation coveys the notion of the location of a company’s business and cannot be further clarified without cluttering the prospectus. As to thematic research, after review of the disclosure, the Registrant believes that the meaning is self-evident as the themes are listed following the mention of thematic research.

7.	Comment: In regard to the entrepreneurial characteristics listed, please explain how the EF model prioritizes said characteristics and how companies meet the EF threshold.

Response: The advisor employs 15 to 20 criteria as inputs into the EF model to measure entrepreneurial characteristics. These criteria are qualitative and quantitative. Qualitative criteria are measured on a binary outcome basis (i.e. a result of 0 to 1). Quantitative criteria produce a continuum of scores and companies that surpass the minimum threshold are then selected. Data inputs arrive into the model sequentially, but analysis is conducted simultaneously.

8.	Comment: Please revise the disclosure to explain what is meant by “proprietary characteristics” without disclosing any trade secrets.

Response: Upon consideration, the Registrant notes that proprietary characteristics by their nature cannot be disclosed without revealing trade secrets that might tend to place the advisor at a competitive disadvantage.

9.	Comment: Please revise the disclosure “the portfolio demonstrates strong ESG (Environmental, Social and Governance) characteristics” to describe how the model demonstrates strong ESG characteristics. Supplementally, explain what data and metrics the EF model uses to evaluate a company’s ESG characters and if the analysis is relative to other companies.

Response: Environmental characteristics are measured by carbon footprint. As most of the companies selected by the EF model are in the information technology, healthcare, communication services, and consumer discretionary sectors they have little carbon footprint. Social characteristics are measured by job creation, where positive organic job creation is a threshold minimum. Governance characteristics are measured by turnover among the top executives. The Registrant has amended disclosure to describe how the model demonstrates strong ESG characteristics as follows (italics added to indicate revised disclosure):

The portfolio demonstrates strong ESG (Environmental, Social and Governance) characteristics because the EF model actively integrates ESG considerations. The EF model concentrates on sectors that have low environmental impact as measured by carbon footprint. Moreover, governance traits are central to the management attributes, as measured, for example, by executive turnover of the EF model as well as growth considerations that provide strong social contributions to communities, as measured by job creation.

The Registrant believes this level of disclosure illuminates the advisor’s ESG process without making disclosures so detailed as to reveal trade secrets that might tend to place the advisor at a competitive disadvantage.

10.	Comment: With regard to the disclosure, “The EF model concentrates on sectors that have low environmental impact”, please delete or revise the term “concentrates” as the Funds are not concentrated as that term in defined the 1940 Act.

Response: The Registrant has revised disclosures as follows (italics added to indicate revised disclosure):

The EF model focuses ~~concentrates~~ on sectors that have low environmental impact.

11.	Comment: With regard to the Funds’ disclosure concerning “convertible preferred stocks,” please disclose supplementally if the Funds will invest in any contingent convertibles.

Response: The Registrant notes that contingent convertibles are not a part of the principal investment strategies of either Fund.

12.	Comment: Please revise the disclosure as applicable to clearly explain how each Fund will use options.

Response: The Registrant has revised disclosure to explain how each Fund will use options as follows (italics added to indicate revised disclosure):

The EF model seeks to identify companies that may experience unique cost efficiencies or an expansion of demand through disruptive innovation or adjustments in their respective industries. The advisor seeks to exploit these demand expansions/cost utilizations by applying its investment methodology across multiple industry sectors though typically focuses on the Information Technology, HealthCare, Communication Services and Consumer Discretionary sectors. The advisor generally will sell a portfolio security when it believes the security will no longer increase in value at the same rate as it has in the past, changing fundamentals signal a deteriorating value potential, or other securities with entrepreneurial characteristics have better price performance potential. When the advisor believes market conditions are unfavorable, it may use options and short selling to hedge a portion or all of the portfolio’s market risk. The Fund is non-diversified and therefore may invest a greater percentage of its assets in a particular company than a diversified fund.

The registrant has also added hedging risk to the principal investment risks as follows (italics added to indicate revised disclosure):

•	Hedging Risk:

There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be cost effective. Options may expire worthless. If a security sold short increases in price, the Fund will have to cover its short position at a higher price, resulting in a loss. Because losses on short sales arise from increases in the value of the security sold short, such losses are potentially significant.

•	Hedging Risk:

There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be cost effective. Options and short positions may have low correlation to the Fund’s portfolio. Options may expire worthless. If a security sold short increases in price, the Fund will have to cover its short position at a higher price, resulting in a loss. Because losses on short sales arise from increases in the value of the security sold short, such losses are potentially significant. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss.

13.	Comment: Please revise the disclosure to clarify what “EF threshold” means and indicate if it relates back to the “highest conviction threshold of the advisor’s proprietary Entrepreneur Factor (“EF”) model.”

Response: The Registrant has revised disclosures as follows (italics added to indicate revised disclosure):

Companies that meet the EF criteria ~~threshold~~ are typically found in the following categories:

14.	Comment: The staff notes that the ERShares Entrepreneurs ETF had a portfolio turnover rate of 130% as of its last fiscal year end. As such, please disclose active trading as a principal investment strategy of the Fund along with appropriate corresponding risk disclosure.

Response: The Registrant has amended principal investment strategy disclosures as follows (italics added to indicate revised disclosure):

The advisor may engage in frequent trading to achieve the Fund’s investment objective.

The Registrant notes that portfolio turnover risk is presently disclosed.

15.	Comment: Each Fund indicates that “the advisor seeks to exploit state-of-the-art machine learning (AI) techniques to develop a more sophisticated assessment of targeted investments.” Please describe how each Fund uses AI when determining what to buy? Supplementally explain the basis for referring to these techniques as “state-of-the-art.”

Response: Upon review, the Registrant notes that current disclosures explain that AI is used as a screening and ranking technique. Additionally, because of the complex mathematics involved in the AI model, the Registrant does not believe it can further elaborate without potentially confusing shareholder and without revealing trade secrets that might tend to place the advisor at a competitive disadvantage. Additionally, the Registrant notes that while state-of-the-art is in the realm of term of art itself, it believes that the mathematics employed by the advisor are state-of-the-art, cutting edge, or representative of the highest level of mathematical knowledge and that the advisor is committed to maintaining such a standard.

16.	Comment: Please revise the disclosure to clarify what “unique cost efficiencies” mean in plain English.

Response: Upon review, the Registrant does not believe it can further clarify the meaning of unique cost efficiencies as it believes this conveys the concept of low-cost producer.

Principal Investment Risks

17.	Comment: If appropriate, please expand the ADR Risk to include other depository receipts, such as the GDRs referenced in each Fund’s principal investment strategies.

Response: The Registrant has replaced the ADR Risk principal investment risk with respect to both Funds with the following:

ADR and GDR Risk:

ADRs are certificates that evidence ownership of shares of a foreign issuer and are alternatives to purchasing the underlying foreign securities directly in their national markets and currencies. GDRs are certificates issued by an international bank that generally are traded and denominated in the currencies of countries other than the home country of the issuer of the underlying shares. ADRs and GDRs may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency, political, economic and market risks, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Moreover, ADRs and GDRs may not track the price of the underlying foreign securities on which they are based, and their value may change materially at times when U.S. markets are not open for trading.

18.	Comment: Please delete “Concentration” from “Sector Concentration Risk.” Additionally, please include within this risk any sectors specifically mentioned in the applicable Fund’s principal investment strategies.

Response: The Registrant has revised the principal investment risk in question, including the addition of the sub-risks associated with the specific sectors referenced in each Fund’s principal investment strategy as follows:

Sector Risk:

The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Consumer Discretionary Sector Risk: The Fund may invest significantly in companies in the consumer discretionary sector, and therefore will be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the consumer discretionary sector. These companies may be adversely affected by changes in the worldwide economy, consumer spending, competition, demographics and consumer preferences, exploration and production spending.

Consumer Staples Sector Risk: The consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand.

Communications Services Sector Risk: The Fund may invest significantly in companies in the communications services sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector. Communications services companies are subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new adverse regulatory requirements may adversely affect the business of such companies.

Energy Sector Risk: Companies in the renewable energy sector may be adversely affected by fluctuations in energy prices and supply and demand of competing energy fuels. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their facilities.

Health Care Sector Risk: The Fund may invest significantly in companies in the health care sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Healthcare companies are subject to competitive forces that may result in price discounting.

Industrial Sector Risk: The value of securities issued by companies in the industrial sector may be adversely affected by supply and demand related to their specific products or services and industrial sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and introduction of new products.

Information Technology Sector Risk: The Fund may invest significantly in companies in the information technology sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector. Market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a significant effect on the value of the Fund's investments.

19.	Comment: Please add risks for Preferred Stock, Convertible Preferred Stock, Rights and Warrants, Options, and Growth and Value Investing.

Response: The Registrant has added the following risks to each Fund’s principal investment risks. Additionally, upon further review, the Registrant has removed references to rights, warrants, and options under the definition of equity security.

Preferred Stock Risk:

The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

Convertible Preferred Stock:

The Fund may invest in convertible preferred stocks which allow the Fund to convert the preferred shares into a fixed number of common shares, usually after a predetermined date. Like preferred stock, convertible preferred stock generally pays a dividend at a specified rate and has preference over common stock in the payment of dividends.

Growth Investing Risk:

If the advisor's perceptions of a company's growth potential are wrong, the securities purchased may not perform as expected, reducing the Fund's return.

Value Investing Risk:

Value investing attempts to identify companies selling at a discount to their intrinsic value. Value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market or that a company judged by the advisor to be undervalued may actually be appropriately priced.

Performance

20.	Comment: The performance section for ERShares Entrepreneurs ETF indicates that the Fund substantially outperformed the Russell 1000 Growth Index. To the extent that this outperformance was due to one or two holdings, such as Amazon, please consider enhancing Management’s Discussion of Fund Performance in future shareholder reports. Based on this response, please also consider the need for enhanced risk and strategy disclosures in the Registration Statement.

Response: The Registrant will consider the staff’s comment with respect to Management’s Discussion of Fund Performance in future shareholder reports. The Registrant respectfully declines to revise existing disclosure in the Registration Statement. Currently, the principal investment strategy for each Fund contains disclosure noting that each Fund is non-diversified and therefore may invest a greater percentage of its assets in a particular company than a diversified fund. Moreover, each Fund includes Non-Diversification Risk and Sector Risk among its principal investment risks and has also revised disclosure to include additional sub-sector risks as noted in response to Comment 19 above.

21.	Comment: Please consider including a sentence at the beginning of the performance section for each Fund noting that the performance shown was achieved using a different strategy.

Response: The Registrant has revised the disclosure preceding the performance bar chart for each Fund as follows (italics added to indicate revised disclosure):

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the total return for each full calendar year, and by showing how its average annual returns compare over time with those of a broad measure of market performance. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. The Fund changed its principal investment strategies on April 1, 2021. Performance prior to that date reflects the Fund’s prior principal investment strategies.

Management

22.	Comment: Please revise the disclosure in this section to include Dr. Shulman’s title with the advisor.

Response: The Registrant has revised the disclosure in question to indicate that Dr. Shulman is the Managing Member, Founding Partner, and Chief Investment Officer of the advisor.

Purchase and Sale of Fund Shares

23.	Comment: With regard to the disclosure, “The Fund may issue Shares in less than Creation Unit size to investors participating in the Fund’s Distribution Reinvestment Program (described herein)”, please explain how this process works mechanically and how this process complies with the 1940 Act and accompanying Rules with respect to issuing Shares in less than Creation Unit size.

Response: The Registrant has removed the disclosure in question.

Additional Information about Principal Investment Strategies and Related Risks

24.	Comment: Please disclose in the summary section that each Fund may invest in ETFs and include a disclosure for each Fund regarding the risks of investing in ETFs.

Response: The Registrant has removed references to investing in ETFs.

25.	Comment: If AFFE is greater than one basis point, please include a separate line item to each Fund’s fee table as applicable.

Response: The Registrant confirms that AFFE is less than one basis point for each Fund.

26.	Comment: Please consider if Issuer Risk is only applicable to the ERShares NextGen Entrepreneurs ETF. Additionally, please review and revise the Issuer Risk disclosure, as appropriate, for said Fund.

Response: The Registrant has revised the disclosure to add Issuer Risk to the ERShares Entrepreneurs ETF’s principal investment risks.

Statement of Additional Information

Investment Restrictions

27.	Comment: Please remove “non-U.S. governmental issuers or international multilateral agency issuers” from item six as these issuers are not excluded from concentration.

Response: The Registrant has revised the disclosure to read as follows (italics added to indicate revised disclosure):

Concentrate in securities of ~~non-governmental~~ issuers whose principal business activities are in the same industry, or group of industries. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities. ~~Non-governmental issuers for purpose of this restriction is broadly defined as all issuers other than the United States government, any state or municipality but not including for these purposes any issuers of revenue bonds or other project cash-flow based financings, non-U.S. governmental issuers or international multilateral agency issuers.~~

28.	Comment: The non-fundamental policy states that the Funds are restricted from purchasing securities of other investment companies except “securities of registered open-end investment companies; or (c) securities of registered closed-end companies”. As some ETFs are structured as UITs, which would prohibit the Funds from investing in these ETFs under the policy, please confirm this statement is accurate or revise as applicable.

Response: The Registrant confirms this statement is accurate.

Additional Disclosure Regarding Fund Trustees and Officers

29.	Comment: In the paragraph regarding Mr. Stone as an interested person of the Funds, please revise to accurately state which Funds Capital Impact Advisors, LLC serves as advisor to.

Response: The disclosure in question has been revised to list all applicable series of the Trust that Capital Impact Advisors, LLC serves as advisor to.

Control Persons and Principal Securities Holders

30.	Comment: Please add Pentegra DB Plan to the control persons table or explain why Pentegra DB Plan is listed as a beneficial owner of the Funds but is not included in the discussion on control persons.

Response: The Registrant has revised control person disclosures to reflect the current identity and status of any control persons.

Portfolio Manager

31.	Comment: Please confirm the information provided in the “Portfolio Manager” table is accurate and reconcile the table with Dr. Shulman’s biography that states he has managed other accounts. Additionally, please reconcile the table with the “side-by-side” management disclosure that follows.

Response: The Registrant has updated the other accounts managed table to assure accuracy of the disclosures.

If you have any questions or additional comments, please call the undersigned at 614-469-3345.

Very truly yours,

/s/ Joshua Hinderliter

Joshua Hinderliter

cc: JoAnn M. Strasser